CUSIP NO.  811904 10 1             13G         Page 1 of 7 Pages



                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*

                         SEACOR HOLDINGS, INC.
                            (Name of Issuer)

                                Common
                     (Title of Class of Securities)

                              811904 10 1
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement ( )    .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













CUSIP NO.  811904 10 1              13G         Page 2 of 7 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.
      13-2670991

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            401,947

      6.    SHARED VOTING POWER

      7.    SOLE DISPOSITIVE POWER

      8.    SHARED DISPOSITIVE POWER

            401,947

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            401,947  (Please see notes 1 & 2)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDE CERTAIN SHARES


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.4%

12    TYPE OF REPORTING PERSON

      IA, HC ***




CUSIP NO.  811904 10 1              13G         Page 3 of 7 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Custodian Funds, Inc.-Income Series
      94-3025603

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            312,192

      6.    SHARED VOTING POWER

      7.    SOLE DISPOSITIVE POWER

      8.    SHARED DISPOSITIVE POWER

            312,192

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            312,192 (Please see notes 2 & 3)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDE CERTAIN SHARES


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.0%

12    TYPE OF REPORTING PERSON

      IV






CUSIP NO.  811904 10 1              13G         Page 4 of 7 Pages





Item 1.
      (a)   Name of Issuer

            Seacor Holdings, Inc.

      (b)   Address of Issuer's Principal Executive Offices

            5000 Railroad Avenue,
            Morgan City, LA 70380

Item 2.
      (a)   Name of Person Filing

            Franklin Resources, Inc.

      (b)   Address of Principal Business Office

            777 Mariners Island Blvd.
            San Mateo, California 94404

      (c)   Place of Organization

            Delaware

      (d)   Title of Class of Securities

            Common

      (e)   CUSIP

            811904 10 1

Item 3.
      (d)   Investment Company

      (e)   Investment Adviser

      (g)   Parent Holding Company (Note: See Item 7)










CUSIP NO.  811904 10 1           13G         Page 5 of 7 Pages


Item 4.     Ownership
      (a)   Amount Beneficially Owned

                  401,947

      (b)   Percent of Class

                  6.4%

      (c)   Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  401,947

            (ii)  Shared power to vote or to direct the vote

            (iii) Sole power to dispose or to direct the disposition of

            (iv)  Shared power to dispose or to direct the disposition of

                  401,947

Item 5.     Ownership of Five Percent or Less of a Class
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Franklin Custodian Funds, Inc. - Income Series, a mutual fund registered with the S.E.C., has the right to receive dividends from and the proceeds from the sale of more than five percent of the class of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            See Attached Exhibit

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable
CUSIP NO.   811904 10 1           13G         Page 6 of 7 Pages

Item 10.    Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report (Franklin Resources, Inc.) that it is the beneficial owner of any securities covered by this report. ***


                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 8, 1995
Date


S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Senior Vice President-Legal
& Assistant Secretary
Name/Title


*** Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries need not be aggregated for purposes of Section 13(d). However, Franklin Resources, Inc. is making this filing on a voluntary basis as if all the shares were beneficially owned by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries with respect to the exercise of investment discretion.

Note 1: Includes 401,947 Common shares that would result upon conversion of 10,300,000 Convertible shares.
Note 2: As computed under Rule 13(d) - 3(d)(1)(i).


CUSIP NO.   811904 10 1           13G         Page 7 of 7 Pages

Item 10.    Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report (Franklin Resources, Inc.) that it is the beneficial owner of any securities covered by this report. ***


                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 7, 1995
Date


S\DEBORAH R. GATZEK
Signature

Deborah R. Gatzek
Vice President & Assistant Secretary
Franklin Custodian Funds, Inc.-Income Series
Name/Title


*** Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries are of the view that they are not active as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 ("1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities under Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries need not be aggregated for purposes of Section 13(d). However, Franklin Resources, Inc. is making this filing on a voluntary basis as if all the shares were beneficially owned by Franklin Resources, Inc., its subsidiaries, and investment companies advised by such subsidiaries with respect to the exercise of investment discretion.

Note 2: As computed under Rule 13(d) - 3(d)(1)(i).
Note 3: Includes 312,192 Common shares that would result upon conversion of 8,000,000 Convertible shares.